N E W S R E L E A S E

June 25, 2018

Nevsun Announces Release Date for Q2 2018 Financial Results

Nevsun Resources Ltd. (TSX: NSU) (NYSE AMERICAN: NSU) plans to release its second quarter 2018 financial and operating results on Thursday, July 26, 2018, after close of trading.  A conference call and webcast will follow on Friday, July 27, 2018, at 8AM Vancouver / 11AM Toronto, New York / 4PM London.

Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413 UK: 0800 652 2435 (toll free) Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay by phone until Friday, August 3, 2018, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 439304 #.

A live audio webcast of the conference call will be available on the Company’s website www.nevsun.com or by clicking https://event.on24.com/wcc/r/1777393/D52C26FD23EA355C075DE1A97687312F

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”) which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: ir@nevsun.com Website: www.nevsun.com